

Zach Stein

Carbon Collective: Invest Alongside our VC's for as Little as $100 → First Community Round on WeFunder

17 messages

Zach Stein   Wed, Feb 14, 2024 at 8:00 AM

Hi friends,

I know many of you are supporters of me, Carbon Collective, and our ambitious goals for sustainable investing.

So, I wanted to share some good news and an opportunity.

Here's the good news: We had a quite good 2023. We've reached the key milestone of $100m in assets under management. And we found a clear winner to keep growing even faster with our "Better Together 401(k) Program."

So, we used our progress to raise more money from professional investors (VC's) for Carbon Collective. Yay!

And here's the opportunity: When we raise from professional investors, we have a policy to always offer some part of what we're raising to our members to invest on the same terms. It's part of our goal to democratize access to sustainable investing.

But until now, you had to meet certain wealth criteria to invest (be an accredited investor).

No longer. This time we decided to open up a small equity crowdfunding campaign. Meaning anyone can become an owner of CC with us, regardless of wealth, for as little as $100.

So, if you're interested in potentially becoming an owner of CC, getting a "behind the scenes" look at Carbon Collective, and/or seeing how we pitch our vision to VC's, check out the campaign: https://wefunder.com/carboncollective

I debated on whether to send the campaign more broadly to my personal network (beyond our members.) I'm sharing this with you now because a) I think you'll probably find it interesting to get a little peek into my professional life and b) I just honestly think we're a good investment right now. Our growth has mitigated a lot of our downside risk and our upside potential is quite high.

We're confident we'll hit our goal, so truly no pressure to join. I'd just simply love to have you on this journey with me :)
Zach

And here's the required disclosure language from WeFunder: *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

Cofounder @ Carbon Collective